EXHIBIT 99.1

Westport Fuel Systems Clarifies Statements Regarding the Chinese Certification of Weichai Westport’s WP12HPDI Natural Gas Engine

VANCOUVER, British Columbia, Sept. 23, 2020 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport Fuel Systems”) (TSX:WPRT / Nasdaq:WPRT) today issued a statement to clarify market news regarding its Weichai Westport Inc. (“WWI”) joint venture and WWI's 12-liter engine equipped with the HPDI 2.0™ fuel system (“WP12HPDI”).

As previously disclosed, certification for the WP12HPDI engine has been obtained from the Ministry of Ecology and Environment (“MEE”) of the People’s Republic of China. This is an important step in the process of bringing HPDI 2.0 to the Chinese commercial vehicle market. The engine certification is required in order to complete vehicle certification, leading to marketing and sales of HPDI equipped engines by WWI to Chinese vehicle OEMs. As a publicly traded company, Westport Fuel Systems is required to inform the market of material developments. The MEE certification of the WWI HPDI 2.0 equipped engine is a significant milestone in Westport’s commitment to bring HPDI to the Chinese market and as a result is considered material to Westport Fuel Systems.

“We are committed to open, timely and transparent disclosure to our stakeholders,” said David M. Johnson, Chief Executive Officer of Westport Fuel Systems. “Of course, an important step after engine certification is vehicle certification, which we understand is in process with WWI’s vehicle OEM customers. Having achieved the milestone of engine certification, and anticipating the next significant milestone of vehicle certification, we are encouraged by the progress we are making to bring HPDI to the Chinese market. We value our longstanding JV with Weichai, the world’s leading manufacturer of natural gas engines for commercial vehicles, and Westport Fuel Systems is committed to their continued success.”

Westport Fuel Systems has agreed to supply critical HPDI 2.0 components to WWI, each of which is required for every engine equipped with HPDI and sold by WWI.

Weichai Power and WWI are affiliates of the Weichai Holding Group Co., Ltd.

About Westport Fuel Systems
At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global automotive industry. Our technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America and South America, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

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